SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 19, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: July 19, 2013

ERICSSON

second QUARTER

REPORT 2013

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No.333-180880) of Telefonaktiebolaget LM Ericsson (publ.) and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished

Ericsson second quarter report 2013, adjusted for registration statement on form F-3 (No.333-180880)

JULY 18, 2013

SECOND QUARTER HIGHLIGHTS

•	Sales were flat YoY at SEK 55.3 b.

•	Operating income incl. JV was SEK 2.5 (2.1) b. with an operating margin of 4.5% (3.8%).

•	The quarter was negatively impacted by one-time items of SEK -0.9 b. from losses due to divestments and exiting the telecom and power cable operations.

•	Net income was SEK 1.5 (1.2) b.

•	EPS diluted was SEK 0.45 (0.34). Cash flow from operating activities was SEK 4.3 b.

CONTENTS

3	Financial highlights
5	Segment results
9	Regional sales overview
11	Parent Company information
12	Other information
14	Assessment of risk environment
15	Editor’s note
16	Safe harbor statement
17	Financial statements and additional information

SEK b.	Q2 2013	Q2 2012	YoY Change	Q1 2013	QoQ Change	6 months 2013	6 months 2012
Net sales	55.3	55.3	0%	52.0	6%	107.4	106.3
Of which Networks	28.1	27.8	1%	28.1	0%	56.3	55.1
Of which Global Services	24.9	24.1	3%	21.5	16%	46.3	44.7
Of which Support Solutions	2.3	3.5	-33%	2.4	-4%	4.8	6.5
Gross margin	32.4%	32.0%	—	32.0%	—	32.2%	32.6%

Operating income excl JV	2.5	3.3	-24%	2.1	17%	4.6	13.8
Operating margin excl JV	4.5%	5.9%	—	4.1%	—	4.3%	13.0%
Of which Networks	5%	5%	—	6%	—	5%	5%
Of which Global Services	6%	6%	—	3%	—	5%	6%
Of which Support Solutions	-12%	12%	—	-1%	—	-7%	6%

Operating income incl JV	2.5	2.1	19%	2.1	17%	4.6	11.2
Operating margin incl JV	4.5%	3.8%	—	4.0%	—	4.3%	10.5%
Net income	1.5	1.2	26%	1.2	26%	2.7	10.0

EPS diluted, SEK	0.45	0.34	32%	0.37	22%	0.82	3.10
Cash flow from operating activities	4.3	-1.4	—	-3.0	—	1.3	-0.6
*Net cash, end of period	27.4	25.9	6%	32.2	-15%	27.4	25.9

*	Reconciliations of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31

Ericsson Second Quarter Report 2013	1

Comments from Hans Vestberg, President and CEO

Reported sales were flat YoY, due to continued currency headwind,” said Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“There was continued high project activity in Europe as well as in North America where two large mobile broadband coverage projects have peaked in first half 2013. North East Asia had another challenging quarter following continued structural decline in GSM investments in China, FX in Japan and lower business activity in South Korea due to spectrum delays.

The business mix, with a higher share of coverage projects than capacity projects, started to shift slightly towards more capacity during the quarter.

We implemented our strategy to capture new market share in the network modernization projects in Europe starting in 2010, despite their initial lower margins. Now that these projects gradually come to an end, we can conclude that we have been successful in gaining market share and regained leadership in Europe. It is also encouraging to see that we are now starting to engage in new business, based on this footprint, regarding capacity and LTE projects in Europe.

We continue to strengthen our leading position in 4G/LTE. The vendor selection processes for 4G/LTE in Russia and China continue and to date we have been awarded contracts by two large operators in Russia.

During the quarter we also reached one billion subscribers in networks managed by Ericsson. This clearly shows the confidence our customers have in our ability to create value for them.

Profitability improved YoY, adjusted for one-time effects related to exiting the telecom and power cable operations and the divestment of Applied Communication Sciences (ACS). The improvement was driven by higher gross margins and lower operating expenses. This was partly offset by currency headwind.

With the announcement in April and July of the intended acquisitions of Microsoft’s Mediaroom and Red Bee Media, we continue to strengthen our position in TV and media. As TV and media converge with telecom we can leverage our strength in media management and managed services. Video is already the single largest contributor to traffic in mobile networks and is expected to grow by 60% annually until 2018.

While the macroeconomic situation in Europe remains challenging and the political uncertainty in parts of Region Middle East, such as Egypt, increases, the long-term fundamentals in the industry remain attractive and we are well positioned to continue to support our customers in a transforming ICT market,” concludes Vestberg.

Ericsson Second Quarter Report 2013	2

Financial highlights – second quarter

INCOME STATEMENT

Networks sales increased 1% YoY, with strong growth in North America and Latin America as well as Western and Central Europe, while sales continued to decline in North East Asia. Networks sales were flat QoQ, with strong sales in Latin America. CDMA sales continued to decline rapidly both YoY and QoQ.

Global Services grew 3% YoY, driven by continued high activity in Network Rollout. Professional Services sales declined -1% YoY, negatively impacted by FX effects. Sequentially, Global Services grew by 16% and Professional Services grew by 15%. Services-related sales in North America were strong in the quarter.

Support Solutions sales declined -33% YoY and -4% QoQ. The YoY decline is mainly due to the divestment of Multimedia Brokering (IPX) in Q312 and continued decline in Media Management sales following the strong first half 2012 sales in IPTV and compression.

Restructuring charges for Ericsson amounted to SEK 0.9
(0.6) b.

Gross margin increased YoY to 32.4% (32.0%), and from 32.0% Q113, despite higher services share QoQ from 41% to 45%. The margin increase was primarily driven by improved hardware and services margins.

The business mix, with a higher share of coverage projects than capacity projects, started to shift slightly towards more capacity during the quarter.

Total operating expenses decreased YoY by SEK 0.6 b. to SEK 14.4 (15.0) b. due to earlier implemented efficiency measures. R&D expenses amounted to SEK 7.7 (8.1) b. Selling and general administrative expenses (SG&A) amounted to SEK 6.6 (6.9) b.

Ericsson Second Quarter Report 2013	3

Other operating income and expenses amounted to SEK -1.0 (0.5) b. due to costs for exiting the telecom and power cable operations of SEK -0.6 b., a loss related to the divestment of ACS1) of SEK -0.3 b. and a revaluation effect for new hedges taken in 2013 of SEK -0.2 b. For these new hedges we do not apply hedge accounting (see Accounting Policies). Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0
(-1.3) b.

Operating income, including JV, increased to SEK 2.5 (2.1) b. In Q412, Ericsson made a provision of SEK 3.3 b. which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. As of December 31, 2012 there are no remaining investments related to ST-Ericsson on Ericsson’s balance sheet and therefore no result from ST-Ericsson is included in Ericsson’s result.

Operating income was positively impacted by reduced operating expenses and improved gross margin, partly offset by one-time effects of SEK -0.9 b. from losses due to divestments and exiting the telecom and power cable operations and FX.

Operating margin, including JV, was 4.5% (3.8%). Financial net amounted to SEK -0.3 (-0.3) b. and improved QoQ from SEK -0.4 b. Tax costs were SEK -0.6 (-0.6) b.

Net income increased to SEK 1.5 (1.2) b.

EPS diluted was SEK 0.45 (0.34).

1)	ACS, formerly the research and engineering of Telcordia Technologies, was established in 2012 following Ericsson’s acquisition of Telcordia and was never operationally integrated into Ericsson.

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS – SECOND QUARTER

Trade receivables decreased QoQ to SEK 63.1 (65.1) b. Inventory decreased slightly QoQ to SEK 29.7 (29.8) b. Trade payables increased QoQ to 20.8 (19.9) b. following the high business activity.

During the quarter we have signed a new USD 2 b. multi-currency revolving credit facility and refinanced a credit facility signed in 2007. The new facility has a tenure of five years, with two extension options of one year each, and the facility serves for general corporate purposes. During the quarter we also repaid SEK 2.9 b. of maturing debt.

Cash, cash equivalents and short-term investments amounted to SEK 64.8 (72.1) b. The *net cash position decreased QoQ by SEK -4.8 b. to SEK 27.4 (32.2) b., due to shareholder dividend payments of SEK -8.9 b. offset by positive operating cash flow.

During the quarter, approximately SEK 2.4 b. of provisions were utilized, of which SEK 1.0 b. were related to restructuring. Additions of SEK 1.2 b. were made, of which SEK 0.3 b. related to restructuring. Reversals of SEK 0.6 b. were made. Cash outlays of SEK 2.3 b. remain to be made from the restructuring provision.

Cash flow from operating activities was SEK 4.3 b. driven by reduced working capital. *Cash conversion year-to-date is 26%.

The total number of employees increased QoQ to 111,805 (109,648) primarily due to new managed services contracts and closing of acquisitions.

*	Reconciliations of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31

Ericsson Second Quarter Report 2013	4

Segment results

NETWORKS

SEK b.	Q2 2013	Q2 2012	YoY Change	Q1 2013	QoQ Change	6 months 2013	6 months 2012
Network sales	28.1	27.8	1%	28.1	0%	56.3	55.1
Operating income	1.3	1.3	6%	1.6	-15%	2.9	2.9
Operating margin	5%	5%	—	6%	—	5%	5%

Sales was driven by mobile broadband deployments with LTE and HSPA, mainly in North America and Latin America. The strong sales in HSPA and LTE radio networks is a result of operators’ focus on enhancing data user experience and smart phone efficiency. Networks sales were flat QoQ.

The structural decline in GSM sales in China and in CDMA sales in North America continued as anticipated. CDMA sales declined by -54% YoY and -31% QoQ to SEK 0.9 b. In South Korea we saw lower business activity due to delays in releasing additional LTE spectrum. Sales related to circuit-switched core continued to decline.

During the quarter we reached an important milestone in our IP strategy by launching the third application on our multi-application router for both fixed and mobile networks. With the latest Smart Services Router (SSR 8000) application, Broadband Network Gateway (BNG) for fixed networks, we now address the converged IP Edge market with one router platform. Out of 15 new SSR contracts signed in the quarter, four were BNG. In the quarter, we secured several break-in contracts for Evolved Packet Core (EPC), demonstrating our leading position in LTE and Packet Core.

Service providers increasingly focus on indoor and outdoor network performance as the key differentiator and a prime driver for customer retention. This drives the interest for Ericsson’s solutions around heterogeneous networks. The approach of building coordinated macro and small cells networks is gaining momentum as the preferred solution to offer superior mobile broadband user experience.

Excluding one-time items of SEK 0.6 (0.0) b. related to exiting the telecom and power cable operations, operating income improved due to declining negative impact from the network modernization projects in Europe as well as continued operational efficiency gains.

Restructuring charges amounted to SEK 0.3 (0.2) b. in the quarter.

Ericsson Second Quarter Report 2013	5

GLOBAL SERVICES

SEK b.	Q2 2013	Q2 2012	YoY Change	Q1 2013	QoQ Change	6 months 2013	6 months 2012
Global Services sales	24.9	24.1	3%	21.5	16%	46.3	44.7
Of which Professional Services	16.8	16.9	-1%	14.6	15%	31.4	31.8
Of which Managed Services	6.8	6.5	4%	5.9	15%	12.6	12.2
Of which Network Rollout	8.1	7.1	13%	6.8	18%	14.9	12.9

Operating income	1.6	1.4	15%	0.7	115%	2.3	2.6
Of which Professional Services	2.3	2.1	7%	1.8	24%	4.1	4.0
Of which Network Rollout	-0.7	-0.8	7%	-1.1	35%	-1.8	-1.4

Operating margin	6%	6%	—	3%	—	5%	6%
Of which Professional Services	14%	13%	—	13%	—	13%	13%
Of which Network Rollout	-9%	-11%	—	-16%	—	-12%	-11%

Sales was driven by Network Rollout and Managed Services primarily due to high activities in North America. Professional Services sales decreased -1% YoY negatively impacted by FX. Global Services sales growth QoQ was 16%. We continue to see good momentum for Professional Services and QoQ sales grew 15%.

Operating margin for Global Services was flat YoY with Professional Services margin improving from 13% to 14% due to continued efficiency gains.

Global Services operating margin improved QoQ with reduced losses in Network Rollout. This was partly an effect of gradually decreasing negative effects from the network modernization projects in Europe.

Professional Services margin improved QoQ driven by higher sales, offset by the divestment of ACS, which resulted in a loss of SEK -0.3 b., equally divided between Professional Services and Support Solutions.

Restructuring charges amounted to SEK 0.6 (0.4) b. in the quarter.

Other information	Q2 2013	Q1 2013	Full year 2012
No. of signed Managed Services contracts	19	21	52
Of which expansions/extensions	5	8	19
No. of signed significant consulting & systems integration contracts1)	8	8	24
Number of subscribers in networks managed by Ericsson, end of period 2)	1 b.	~ 950 m.	~ 950 m.
Of which in network operations contracts	600 m.	550 m.	550 m.
Number of Ericsson services professionals, end of period	64,000	61,000	60,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Second Quarter Report 2013	6

SUPPORT SOLUTIONS

SEK b.	Q2 2013	Q2 2012	YoY Change	Q1 2013	QoQ Change	6 months 2013	6 months 2012
Support Solutions sales	2.3	3.5	-33%	2.4	-4%	4.8	6.5
Operating income	-0.3	0.4	—	0.0	—	-0.3	0.4
Operating margin	-12%	12%	—	-1%	—	-7%	6%

The sales decline was driven by lower Media Management sales following the strong first half 2012 sales in IPTV and compression as well as a temporary decline in BSS sales in Latin America and Middle East. This was partly offset by growth in OSS.

Demand for OSS and BSS continues to be strong driven by operators’ focus on improving efficiency and adapting to mobile broadband business requirements. Sales cycles in these areas are typically long and volumes vary between quarters.

We have maintained our market position and during the quarter leading industry analyst firm Gartner ranked Ericsson first worldwide for OSS, BSS and next generation service delivery solutions and services.

We continue to invest in our support solution strategy targeting OSS and BSS, TV and Media and M-commerce. During the quarter we announced the intention to acquire Microsoft’s TV solution business Mediaroom, further strengthening our position in the growing media management market.

Operating margin was negatively impacted by lower sales volumes and the divestment of ACS, which resulted in a loss of SEK -0.3 b., equally divided between Global Services and Support Solutions.

The number of subscriptions served by Ericsson’s charging and billing solutions was 2 billion at end of the period.

Ericsson Second Quarter Report 2013	7

ST-ERICSSON

As announced on March 18, 2013, ST-Ericsson will be split between the parents. Ericsson will take on the design, development and sales of the LTE multimode thin modem business products, including 2G, 3G and 4G multimode. STMicroelectronics will take on the existing ST-Ericsson products, other than the LTE multimode thin modems and related business, as well as certain assembly and test facilities. The remaining parts of ST-Ericsson will be closed down. Both parents are assuming equal funding of the wind-down related activities. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

Ericsson’s share in ST-Ericsson’s income before tax was SEK 0.0 (-1.3) b. As of December 31, 2012 there are no remaining investments related to ST-Ericsson on Ericsson’s balance sheet and therefore no result from ST-Ericsson is included in Ericsson’s result.

In Q412, Ericsson made a provision of SEK 3.3 b., which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson and resulted in a net exposure of SEK 1.6 b. at the end of the quarter.

We are progressing as planned toward a Q313 transaction close to separate the thin modem business from ST-Ericsson and integrate into Ericsson. Our focus is on continued execution during the transition period and to continue the engagement with customer development teams.

Once the multimode thin modem business has been fully integrated into Ericsson in Q413 the operation will continue to be reported as a segment. Our current best estimate is that it will generate operating losses of approximately SEK -0.5 b. in Q413, primarily related to R&D expenses.

Ericsson Second Quarter Report 2013	8

Regional sales overview

REGIONAL SALES

	Second quarter 2013				Growth
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	7.4	7.4	0.5	15.3	18%	-3%
Latin America	3.0	2.3	0.3	5.6	6%	27%
Northern Europe and Central Asia	1.6	1.0	0.1	2.7	-19%	19%
Western and Central Europe	2.0	2.4	0.1	4.5	10%	4%
Mediterranean	2.9	3.1	0.2	6.2	-1%	17%
Middle East	1.8	2.0	0.2	4.0	7%	26%
Sub-Saharan Africa	1.2	1.1	0.3	2.7	-5%	24%
India	0.5	0.7	0.1	1.3	-25%	-20%
North East Asia	3.8	2.8	0.1	6.6	-21%	10%
South East Asia and Oceania	2.0	1.6	0.1	3.8	2%	-9%
Other1)	1.9	0.3	0.5	2.7	-13%	-6%

Total	28.1	24.9	2.3	55.3	0%	6%

1)	Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses.

In the regional dimension, all of the Telcordia sales are reported in the Support Solutions segment except for North America where it is split 50/50 between Global Services and Support Solutions. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solutions. For the first three quarters 2012 it was part of region “Other”. IPX was divested end Q312.

North America

Sales grew with continued high activity levels in large mobile broadband coverage projects that peaked in first half 2013. CDMA equipment sales continued to decline. Network evolution and professional services remain a growth theme in North America.

Latin America

YoY sales growth was primarily driven by network quality investments in 3G and initial LTE rollouts, although still at slow pace. The business in several countries was impacted by currency depreciations.

Northern Europe and Central Asia

Sales declined YoY mainly due to very high project levels in Russia in Q212. Selection of LTE vendors in Russia is still ongoing, and deployment of the recently announced LTE contracts will start second half 2013. During the quarter we achieved new wins with non-operator customers in the Nordics and Baltics.

Western and Central Europe

YoY sales growth continued, driven by high activity level in network modernization projects. Continued demand for professional services where systems integration grew YoY.

Mediterranean

Modernization projects in France and high project activity in North West Africa continued to drive YoY sales, offset by lower investments in Spain and Italy. Macroeconomic development remained weak in parts of the region.

Middle East

Initial LTE deployments are ongoing but are still a small share of sales. Demand continued to be good for professional services as operators focus on network performance and operational efficiencies. Political unrest prevails and is still impacting sales.

Ericsson Second Quarter Report 2013	9

Sub-Saharan Africa

The growth in services is mainly fuelled by new managed services contracts. 3G as well as initial 4G deployments are ongoing. The majority of networks sales are, however, related to 2G.

India

Business volumes declined as operators continued to invest cautiously mainly due to sustained regulatory uncertainty and weak macroeconomic development. The growth in services was driven by a new managed services contract.

North East Asia

Sales continued to decline YoY mainly due to the continued structural decline in GSM investments in China combined with negative FX in Japan and lower business activity in South Korea due to delayed spectrum auctions.

South East Asia and Oceania

Sales were basically flat YoY, where a peak in deployment of major projects in Indonesia offset lower business activity in Australia in the quarter.

Other

IPX was divested at the end of Q312 impacting Support Solutions sales YoY comparison. Licensing revenues continued to show stable development YoY. Sales of broadcast services, cables, power modules and other businesses are also included in “Other”.

Ericsson Second Quarter Report 2013	10

Parent company information

Income after financial items was SEK 2.7 (7.0) b. The Parent Company’s financial position had the following major changes during the year; decreased cash, cash equivalents and short-term investments of SEK 13.0 b. and decreased current and non-current receivables from subsidiaries of SEK 5.9 b.

During the quarter, the dividend payment of SEK 8.9 b., as decided by the Annual General Meeting, was made. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 44.4 (57.4) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 2,465,083 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2013, was 79,744,080 Class B shares.

Ericsson Second Quarter Report 2013	11

Other information

Samsung litigation

On November 27, 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeks damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable. On November 30, 2012, Ericsson filed a complaint with the US International Trade Commission (ITC) seeking an exclusion order blocking Samsung from importing certain products into the US. On December 21, 2012, Samsung filed a complaint with the ITC seeking an exclusion order blocking Ericsson from import of certain products into the US.

On March 18, 2013, Samsung filed its answers and counterclaims in the Ericsson suits (above) in Texas, USA.

Airvana litigation

In February 2012, Airvana Networks Solutions Inc (Airvana) filed a complaint against Ericsson in the Supreme Court of the State of New York, USA, alleging that Ericsson has violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Airvana is seeking damages of USD 330 million and to enjoin Ericsson from developing, deploying or commercializing Ericsson products allegedly based on Airvana’s proprietary technology.

On March 19, 2013, the Court issued a preliminary injunction barring Ericsson or any party in privity with Ericsson from using, operating, testing or deploying certain Airvana-based EV-DO hardware unless it is executing software that is licensed from Airvana.

The Court also conducted a separate related hearing in April on a second preliminary injunction motion filed by Airvana seeking to prevent deployment of the Digital Baseband Advanced (“DBA”) hardware with any EV-DO software other than Airvana’s. That hearing did not conclude at that time. Thereafter, the parties entered in settlement negotiations which have resulted in a non-binding letter of intent. The parties are presently negotiating a definitive, binding agreement.

Settlement of H3G S.p.A. (H3G) dispute

In 2007, H3G S.p.A. filed arbitral proceedings in Italy against Ericsson. H3G claimed compensation from Ericsson for alleged breach of contract. In June 2013, the parties settled the dispute.

Ericsson to acquire Microsoft Mediaroom

On April 8, 2013, Ericsson announced that the company has reached an agreement with Microsoft to acquire its TV solution business Mediaroom. This will make Ericsson a leading provider of IPTV and multi-screen solutions with a market share of over 25%. Closing is expected in the second half of 2013 subject to customary regulatory approvals and other conditions.

Acquisition of Devoteam Telecom & Media

On May 2, 2013, Ericsson closed the acquisition of Devoteam Telecom & Media in France, bringing 400 IT-services professionals. The intention to acquire parts of Devoteam was originally announced on January 21, 2013.

Divestment of power cables operation to NKT Cables

On May 3, 2013, Ericsson announced a conditional agreement with Danish company NKT Cables to divest its power cables operation. As a result of the agreement approximately 320 employees and consultants will transfer to NKT Cables. The value of the transaction is SEK 250 million and the transaction was closed on July 1, 2013.

Divestment of Applied Communication Sciences

On May 15, 2013, Ericsson completed the sale of Applied Communication Sciences (ACS), the former research and engineering arm of Telcordia Technologies. The operation was acquired by the SI Organization, Inc in the US. ACS, a leading provider of applied research, technical consulting and technology solutions to U.S. defense and intelligence agencies, U.S. civil government organizations and commercial customers, was established in January 2012 when Ericsson acquired Telcordia and has never been integrated operationally into Ericsson.

Ericsson Second Quarter Report 2013	12

Exit of telecom cable manufacturing

On May 21, 2013, Ericsson initiated union negotiations to close down its telecom cables operation. This primarily impacts operations in Hudiksvall and Stockholm, Sweden.

Expected to be completed during second half 2013.

On new positions

As of July 1, 2013, Peter Laurin is appointed Head of Global Customer Unit Vodafone and a member of Ericsson’s Global Leadership Team. Laurin previously held the position as Head of Customer Unit T-Mobile within Region North America.

As of August 1, 2013, Valter D’Avino is appointed Head of Region Western & Central Europe and a member of Ericsson’s Global Leadership Team. D’Avino currently holds the position as Head of Managed Services within Business Unit Global Services.

Ericsson’s nomination committee appointed

On May 31, 2013, Ericsson announced the appointment of the Nomination Committee for the Annual General Meeting 2014, in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2013.

Composition of the Board of Directors

On April 9, 2013, Ericsson announced that in accordance with the proposal of the Nomination Committee, the Annual General Meeting resolved to re-elect Leif Johansson as Chairman of the Board of Directors and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Hans Vestberg, and Jacob Wallenberg were re-elected as members of the Board of Directors. Nora Denzel, Kristin Skogen Lund and Pär Östberg were elected new members of the Board of Directors. Board members appointed by the unions are Pehr Claesson, Kristina Davidsson and Karin Åberg. Deputy board members appointed by the unions are Rickard Fredriksson, Karin Lennartsson and Roger Svensson.

POST-CLOSING EVENTS

Ericsson to acquire leading media services company Red Bee Media

On July 1, 2013, Ericsson announced its intention to acquire Red Bee Media from an entity controlled by Macquarie Advanced Investment Partners, L.P. The acquisition, which is subject to regulatory approvals, supports Ericsson’s strategy to grow in the broadcast services market. It will bring 1,500 employees, as well as media services and operations facilities in the UK, France, Germany, Spain and Australia.

Ruling in Wi-LAN litigation

In October 2010, Canadian company Wi-LAN sued Ericsson, in Texas, alleging that Ericsson’s RBS 3000 and RBS 6000 series base stations sold in the US infringe three patents that Wi-LAN claimed to be essential to HSDPA.

In October 2012, Wi-LAN filed a second lawsuit against Ericsson, in Florida, alleging that Ericsson’s LTE-compliant base stations sold in the US infringe three other patents that Wi-LAN claimed to be essential to the LTE standard.

In June 2013, a District Court Judge in the Florida case granted Ericsson’s request for a Summary Judgment and dismissed Wi-LAN’s claims against Ericsson.

On July 15, 2013, a jury in Tyler, Texas, found in Ericsson’s favor in the Texas case. The jury recognized that although Ericsson’s base stations comply with mandatory HSDPA and 3G standards, the patents Wi-LAN was asserting do not apply to these standards, nor do Ericsson’s base stations infringe any of those patents. The jury also agreed with every one of Ericsson and the other defendants’ invalidity challenges to the asserted patents, and finally, determined that Wi-LAN is not entitled to any damages from Ericsson or the other defendants.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the second quarter of 2013, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran, which generated gross revenues (reported as net sales) of approximately SEK 175 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its net profit from such sales, after internal cost allocation, during the second quarter of 2013 would be substantially lower than such gross revenues.

Ericsson Second Quarter Report 2013	13

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2012. Compared to the risks described in the Annual Report 2012, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build-outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Implementation of the strategic option for our joint venture ST-Ericsson and related capital need;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, July 18, 2013

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 24, 2013

Ericsson Second Quarter Report 2013	14

Editor’s note

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 18, 2013. An analysts, investors and media conference call will begin at 15.00 (CET).

For further information, please contact:

Helena Norrman, Senior Vice President,

Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 00 00

Investors

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: investor.relations@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: investor.relations@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: investor.relations@ericsson.com

Media

Ola Rembe, Vice President,

External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Second Quarter Report 2013	15

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Second Quarter Report 2013	16

Financial statements and additional information

Financial statements

18	Consolidated income statement

18	Statement of comprehensive income

19	Consolidated balance sheet

20	Consolidated statement of cash flows

21	Consolidated statement of changes in equity

22	Consolidated income statement—isolated quarters

23	Consolidated statement of cash flows—isolated quarters

Additional information

24	Accounting policies

25	Accounting policies (continued)

26	Net sales by segment by quarter

27	Operating income by segment by quarter

27	Operating margin by segment by quarter

28	Net sales by region by quarter

29	Net sales by region by quarter (cont.)

29	Top 5 countries in sales

30	Net sales by region by segment

31	Provisions

31	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

31	Reconciliation table, non-IFRS measurements

32	Other information

32	Number of employees

33	Restructuring charges by function

33	Restructuring charges by segment

Ericsson Second Quarter Report 2013	17

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2012	2013	Change	2012		2013	Change
Net sales	55,319	55,331	0%	106,293		107,363	1%
Cost of sales	-37,611	-37,412	-1%	-71,596		-72,806	2%

Gross income	17,708	17,919	1%	34,697		34,557	0%
Gross margin (%)	32.0%	32.4%		32.6%		32.2%
Research and development expenses	-8,097	-7,747	-4%	-16,113		-15,624	-3%
Selling and administrative expenses	-6,855	-6,629	-3%	-13,087		-13,272	1%

Operating expenses	-14,952	-14,376	-4%	-29,200		-28,896	-1%
Other operating income and expenses	530	-1,040		8,279	1)	-1,020

Operating income before shares in earnings of JV and associated companies	3,286	2,503	-24%	13,776		4,641	-66%
Operating margin before shares in earnings of JV and associated companies (%)	5.9%	4.5%		13.0%		4.3%
Shares in earnings of JV and associated companies	-1,208	-38	-97%	-2,611		-70	-97%

Operating income	2,078	2,465	19%	11,165		4,571	-59%
Financial income	618	304		880		484
Financial expenses	-924	-606		-1,197		-1,171

Income after financial items	1,772	2,163	22%	10,848		3,884	-64%
Taxes	-567	-647		-839		-1,164

Net income	1,205	1,516	26%	10,009		2,720	-73%

Net income attributable to:
- Stockholders of the Parent Company	1,110	1,469		10,060		2,674
- Non-controlling interests	95	47		-51		46
Other information
Average number of shares, basic (million)	3,215	3,224		3,213		3,223
Earnings per share, basic (SEK) 2)	0.35	0.46		3.13		0.83
Earnings per share, diluted (SEK) 2)	0.34	0.45		3.10		0.82

STATEMENT OF COMPREHENSIVE INCOME

	Apr - Jun		Jan - Jun
SEK million	2012	2013	2012	2013
Net income	1,205	1,516	10,009	2,720
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-1,201	954	-765	1,773
Revaluation of other investments in shares and participations
Fair value remeasurement	1	69	1	69
Tax on items that will not be reclassified to profit or loss	403	-333	264	-721
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	-586	-36	199	138
Reclassification adjustments for gains/losses included in profit or loss	70	-297	-143	-763
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	92	—
Changes in cumulative translation adjustments	1,323	1,404	-681	686
Share of other comprehensive income on JV and associated companies	34	120	-18	104
Tax on items that may be reclassified to profit or loss	142	80	-111	142
Total other comprehensive income	186	1,961	-1,162	1,428

Total comprehensive income	1,391	3,477	8,847	4,148

Total comprehensive income attributable to:
Stockholders of the Parent Company	1,229	3,394	8,879	4,087
Non-controlling interests	162	83	-32	61

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2013	18

CONSOLIDATED BALANCE SHEET

	Dec 31	Mar 31	Jun 30
SEK million	2012	2013	2013
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,840	3,819	3,691
Goodwill	30,404	30,297	30,855
Intellectual property rights, brands and other intangible assets	15,202	14,205	13,405
Property, plant and equipment	11,493	11,461	11,766
Financial assets
Equity in JV and associated companies	2,842	2,799	2,883
Other investments in shares and participations	386	389	495
Customer finance, non-current	1,290	1,146	1,109
Other financial assets, non-current	3,964	4,180	4,807
Deferred tax assets	12,321	12,132	12,299

	81,742	80,428	81,310
Current assets
Inventories	28,802	29,811	29,685
Trade receivables	63,660	65,101	63,084
Customer finance, current	4,019	3,869	2,998
Other current receivables	20,065	19,206	19,552
Short-term investments 1)	32,026	34,641	26,335
Cash and cash equivalents	44,682	37,444	38,479

	193,254	190,072	180,133
Total assets	274,996	270,500	261,443

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	136,883	137,668	132,326
Non-controlling interest in equity of subsidiaries	1,600	1,501	1,540

	138,483	139,169	133,866
Non-current liabilities
Post-employment benefits 2)	9,503	11,132	10,907
Provisions, non-current	211	247	281
Deferred tax liabilities	3,120	3,281	3,326
Borrowings, non-current	23,898	23,638	22,471
Other non-current liabilities	2,377	2,407	2,330

	39,109	40,705	39,315
Current liabilities
Provisions, current	8,427	9,252	7,435
Borrowings, current	4,769	5,084	4,018
Trade payables	23,100	19,898	20,760
Other current liabilities 2)	61,108	56,392	56,049

	97,404	90,626	88,262
Total equity and liabilities	274,996	270,500	261,443

Of which interest-bearing liabilities and post-employment benefits	38,170	39,854	37,396
Of which net cash	38,538	32,231	27,418
Assets pledged as collateral	520	2,534	2,587
Contingent liabilities	613	601	586

1)	Including loan to ST-Ericsson of SEK 982 million as of June 30, 2013 (SEK 540 million as of March 31, 2013, SEK 0 million as of December 31, 2012)
2)

The provision for the Swedish special payroll taxes, amounting to SEK 1.8 (1.8) billion, which was previously included in Other current liabilities, has been re-classified as pension liability in line with the implementation of IAS19R on January 1, 2013

Ericsson Second Quarter Report 2013	19

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun			Jan - Dec
SEK million	2012	2013	2012		2013	2012
Operating activities
Net income	1,205	1,516	10,009		2,720	5,938
Adjustments to reconcile net income to cash
Taxes	-1,185	-689	-2,303		-2,538	-1,140
Earnings/dividends in JV and associated companies	1,193	37	2,483		70	11,769
Depreciation, amortization and impairment losses	2,401	2,436	4,716		4,847	9,889
Other	-466	183	-7,488		-18	-7,441

	3,148	3,483	7,417		5,081	19,015
Changes in operating net assets
Inventories	43	600	-16		-826	2,752
Customer finance, current and non-current	0	912	282		1,172	-1,259
Trade receivables	-5,427	3,084	-1,705		1,150	-1,103
Trade payables	1,717	518	-996		-2,430	-1,311
Provisions and post-employment benefits	-353	-1,752	-2,124		-597	-1,920
Other operating assets and liabilities, net	-492	-2,554	-3,491		-2,229	5,857

	-4,512	808	-8,050		-3,760	3,016
Cash flow from operating activities	-1,364	4,291	-633		1,321	22,031
Investing activities
Investments in property, plant and equipment	-994	-1,278	-2,642		-2,474	-5,429
Sales of property, plant and equipment	-10	11	299		102	568
Acquisitions/divestments of subsidiaries and other operations, net	-110	-39	-1,840	1)	-175	-2,077	1)
Product development	-525	-214	-776		-496	-1,641
Other investing activities	-520	-203	-325		95	1,540
Short-term investments	8,133	9,209	4,134		6,349	2,151

Cash flow from investing activities	5,974	7,486	-1,150		3,401	-4,888
Cash flow before financing activities	4,610	11,777	-1,783		4,722	17,143
Financing activities
Dividends paid	-8,252	-8,863	-8,252		-8,924	-8,632
Other financing activities	1,112	-4,236	-206		-4,144	-753

Cash flow from financing activities	-7,140	-13,099	-8,458		-13,068	-9,385
Effect of exchange rate changes on cash	599	2,357	272		2,143	-1,752
Net change in cash	-1,931	1,035	-9,969		-6,203	6,006
Cash and cash equivalents, beginning of period	30,638	37,444	38,676		44,682	38,676
Cash and cash equivalents, end of period	28,707	38,479	28,707		38,479	44,682

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Second Quarter Report 2013	20

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Jun	Jan - Jun	Jan - Dec
SEK million	2012	2013	2012
Opening balance	145,270	138,483	145,270
Total comprehensive income	8,847	4,148	1,830
Sale/repurchase of own shares	159	40	-93
Stock issue	-126	—	159
Stock purchase plan	218	193	405
Dividends paid	-8,252	-8,924	-8,632
Transactions with non-controlling interests	-369	-73	-456

Closing balance	145,747	133,867	138,483

Ericsson Second Quarter Report 2013	21

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2
Net sales	50,974		55,319	54,550	66,936		52,032	55,331
Cost of sales	-33,985		-37,611	-37,970	-46,133		-35,394	-37,412

Gross income	16,989		17,708	16,580	20,803		16,638	17,919
Gross margin (%)	33.3%		32.0%	30.4%	31.1%		32.0%	32.4%
Research and development expenses	-8,016		-8,097	-7,473	-9,247		-7,877	-7,747
Selling and administrative expenses	-6,232		-6,855	-5,797	-7,139		-6,643	-6,629

Operating expenses	-14,248		-14,952	-13,270	-16,386		-14,520	-14,376
Other operating income and expenses	7,749	1)	530	341	345		20	-1,040

Operating income before shares in earnings of JV and associated companies	10,490		3,286	3,651	4,762		2,138	2,503
Operating margin before shares in earnings of JV and associated companies (%)	20.6%		5.9%	6.7%	7.1%		4.1%	4.5%
Shares in earnings of JV and associated companies	-1,403		-1,208	-555	-8,565	2)	-32	-38

Operating income	9,087		2,078	3,096	-3,803		2,106	2,465
Financial income	262		618	390	438		180	304
Financial expenses	-273		-924	-275	-512		-565	-606

Income after financial items	9,076		1,772	3,211	-3,877		1,721	2,163
Taxes	-272		-567	-1,027	-2,378		-517	-647

Net income	8,804		1,205	2,184	-6,255		1,204	1,516

Net income attributable to:
- Stockholders of the Parent Company	8,950		1,110	2,177	-6,462		1,205	1,469
- Non-controlling interests	-146		95	7	207		-1	47
Other information
Average number of shares, basic (million)	3,212		3,215	3,217	3,219		3,222	3,224
Earnings per share, basic (SEK) 3)	2.79		0.35	0.68	-2.01		0.37	0.46
Earnings per share, diluted (SEK) 3)	2.76		0.34	0.67	-1.99		0.37	0.45

1)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
2)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012
3)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2013	22

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2012					2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4	Q1	Q2
Operating activities
Net income	8,804		1,205	2,184	-6,255	1,204	1,516
Adjustments to reconcile net income to cash
Taxes	-1,118		-1,185	-886	2,049	-1,849	-689
Earnings/dividends in JV and associated companies	1,290		1,193	579	8,707	33	37
Depreciation, amortization and impairment losses	2,315		2,401	2,394	2,779	2,411	2,436
Other	-7,022		-466	413	-366	-201	183

	4,269		3,148	4,684	6,914	1,598	3,483
Changes in operating net assets
Inventories	-59		43	-650	3,418	-1,426	600
Customer finance, current and non-current	282		—	-164	-1,377	260	912
Trade receivables	3,722		-5,427	2,882	-2,280	-1,934	3,084
Trade payables	-2,713		1,717	-1,455	1,140	-2,948	518
Provisions and post-employment benefits	-1,771		-353	-175	379	1,155	-1,752
Other operating assets and liabilities, net	-2,999		-492	1,851	7,497	325	-2,554

	-3,538		-4,512	2,289	8,777	-4,568	808
Cash flow from operating activities	731		-1,364	6,973	15,691	-2,970	4,291
Investing activities
Investments in property, plant and equipment	-1,648		-994	-1,461	-1,326	-1,196	-1,278
Sales of property, plant and equipment	309		-10	17	252	91	11
Acquisitions/divestments of subsidiaries and other operations, net	-1,730	1)	-110	-357	120	-136	-39
Product development	-251		-525	-435	-430	-282	-214
Other investing activities	195		-520	1,652	213	298	-203
Short-term investments	-3,999		8,133	-938	-1,045	-2,860	9,209

Cash flow from investing activities	-7,124		5,974	-1,522	-2,216	-4,085	7,486
Cash flow before financing activities	-6,393		4,610	5,451	13,475	-7,055	11,777
Financing activities
Dividends paid	—		-8,252	-381	1	-61	-8,863
Other financing activities	-1,318		1,112	1,062	-1,609	92	-4,236

Cash flow from financing activities	-1,318		-7,140	681	-1,608	31	-13,099
Effect of exchange rate changes on cash	-327		599	-1,994	-30	-214	2,357
Net change in cash	-8,038		-1,931	4,138	11,837	-7,238	1,035
Cash and cash equivalents, beginning of period	38,676		30,638	28,707	32,845	44,682	37,444
Cash and cash equivalents, end of period	30,638		28,707	32,845	44,682	37,444	38,479

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia in Q1 2012

Ericsson Second Quarter Report 2013	23

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2012, and should be read in conjunction with that annual report.

Change of hedge accounting

Due to cost efficiency reasons Ericsson has changed the hedge accounting.

Ericsson hedges highly probable forecast transactions related to sales and purchases with the purpose to limit the impact related to currency fluctuations on these forecasted transactions. This will not be changed.

Ericsson has, however, decided to discontinue hedge accounting for this type of hedges. Until 2012 Ericsson applied cash flow hedge accounting for highly probable forecast transactions. Revaluation of these hedges (incepted prior to January 1, 2013) are prior to release reported under “Other comprehensive income” (OCI) and is at release recycled to sales, cost of sales and R&D expenses respectively.

As from 2013, revaluation of new hedges (inception as from January 1, 2013) are reported under “Other operating income and expenses” in the Income statement.

As from January 1, 2013, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 1, “Financial statement presentation” regarding Other comprehensive income. The main change resulting from this amendment is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially recycled to profit or loss subsequently (reclassification adjustments). The amendment does not address which items are presented in OCI.

Amendment to IAS 19, “Employee benefits” eliminates the corridor approach and calculates finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in other “Other comprehensive income” (OCI) in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS 19 has not had an effect on the present obligation. The main issue to address is the implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. An analysis of fiscal year 2012 in relation to this amendment indicated an impact on pension costs for 2012 with an increase of approximately SEK 0.4 (–0.1) billion. The Company also needs to address the taxes to be incorporated into the defined benefit obligation. This amendment relates to the Swedish special payroll taxes to be reclassified from “Other current liabilities” to “Post-employment benefits” with an estimated amount of SEK 1.8 (1.8) billion as per December 31, 2012 *. The amendment also includes additional disclosure requirements on yearly financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

Amendment to IFRS 7, “Financial instruments: Disclosures’ on asset and liability offsetting”. This amendment requires disclosure of gross amounts related to financial instruments for which offset has been made.

*	See also footnote under the balance sheet.

Ericsson Second Quarter Report 2013	24

Accounting policies (continued)

IFRS 10, “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

IFRS 11, “Joint arrangements” is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company did not apply the proportionate consolidation method prior to 2013.

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

IFRS 13, “Fair value measurement” does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard has also added disclosure requirements in IAS 34, Interim Financial Reporting regarding the disclosure for financial instruments.

IAS 27 (revised 2011), “Separate financial statements” includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IAS 28 (revised 2011), “Associates and joint ventures” includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per June 30, 2013 and IFRS as endorsed by the EU.

Disclosures required by the IASB on an interim basis as from 2013

Fair valuation of financial instruments

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. Financial instruments, measured according to the category “Fair value through profit or loss” showed a net fair value measurement negative effect of SEK 0.4 billion. The amount is recognized in the balance sheet as per June 30, 2013.

Book value for “Notes and bond loans” amounts to SEK 14.9 billion and fair value to SEK 16.9 billion. Fair values of “Current part of non-current borrowings”, “Other borrowings non-current” as well as “Other financial instruments” are not estimated to materially differ from book values.

For further information about valuation principles, please see Note C1, “Significant accounting policies” in the Annual Report of 2012.

Ericsson Second Quarter Report 2013	25

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	27,314	27,766	26,939	35,266	28,133	28,142
Global Services	20,631	24,074	24,296	28,042	21,452	24,851
Of which Professional Services	14,884	16,947	16,388	18,873	14,626	16,773
Of which Managed Services	5,708	6,468	6,306	6,752	5,888	6,754
Of which Network Rollout	5,747	7,127	7,908	9,169	6,826	8,078
Support Solutions	3,029	3,479	3,315	3,628	2,447	2,338

Total	50,974	55,319	54,550	66,936	52,032	55,331

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-18%	2%	-3%	31%	-20%	0%
Global Services	-24%	17%	1%	15%	-24%	16%
Of which Professional Services	-18%	14%	-3%	15%	-23%	15%
Of which Managed Services	-6%	13%	-3%	7%	-13%	15%
Of which Network Rollout	-35%	24%	11%	16%	-26%	18%
Support Solutions	-11%	15%	-5%	9%	-33%	-4%

Total	-20%	9%	-1%	23%	-22%	6%

	2012				2013
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-18%	-17%	-17%	6%	3%	1%
Global Services	18%	26%	19%	4%	4%	3%
Of which Professional Services	18%	26%	11%	4%	-2%	-1%
Of which Managed Services	16%	37%	19%	12%	3%	4%
Of which Network Rollout	18%	28%	38%	3%	19%	13%
Support Solutions	33%	47%	29%	6%	-19%	-33%

Total	-4%	1%	-2%	5%	2%	0%

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	27,314	55,080	82,019	117,285	28,133	56,275
Global Services	20,631	44,705	69,001	97,043	21,452	46,303
Of which Professional Services	14,884	31,830	48,219	67,092	14,626	31,399
Of which Managed Services	5,708	12,176	18,482	25,234	5,888	12,642
Of which Network Rollout	5,747	12,875	20,782	29,951	6,826	14,904
Support Solutions	3,029	6,508	9,823	13,451	2,447	4,785

Total	50,974	106,293	160,843	227,779	52,032	107,363

Year to date,	2012				2013
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	-18%	-17%	-17%	-11%	3%	2%
Global Services	18%	23%	21%	16%	4%	4%
Of which Professional Services	18%	22%	18%	14%	-2%	-1%
Of which Managed Services	16%	26%	24%	20%	3%	4%
Of which Network Rollout	18%	23%	29%	20%	19%	16%
Support Solutions	33%	40%	36%	26%	-19%	-26%

Total	-4%	-1%	-1%	0%	2%	1%

Ericsson Second Quarter Report 2013	26

OPERATING INCOME BY SEGMENT BY QUARTER

	2012						2013
Isolated quarters, SEK million	Q1		Q2	Q3	Q4		Q1	Q2
Networks	1,649		1,255	1,341	2,812		1,565	1,335
Global Services	1,267		1,362	1,835	1,762		726	1,564
Of which Professional Services	1,908		2,142	2,293	2,768		1,837	2,285
Of which Network Rollout	-641		-780	-458	-1,006		-1,111	-721
Support Solutions	-28		420	480	278		-29	-283
Unallocated 1)	-97		-43	6	-133		-156	-151

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		2,994	3,662	4,719		2,106	2,465
Sony Ericsson	7,691	2)	347	-1	-11		—	—
ST-Ericsson	-1,395		-1,263	-565	-8,511	3)	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		-916	-566	-8,522		—	—

Total	9,087		2,078	3,096	-3,803		2,106	2,465

	2012						2013
Year to date, SEK million	Jan - Mar		Jan - Jun	Jan - Sep	Jan - Dec		Jan - Mar	Jan - Jun
Networks	1,649		2,904	4,245	7,057		1,565	2,900
Global Services	1,267		2,629	4,464	6,226		726	2,290
Of which Professional Services	1,908		4,050	6,343	9,111		1,837	4,122
Of which Network Rollout	-641		-1,421	-1,879	-2,885		-1,111	-1,832
Support Solutions	-28		392	872	1,150		-29	-312
Unallocated 1)	-97		-140	-134	-267		-156	-307

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,791		5,785	9,447	14,166		2,106	4,571
Sony Ericsson	7,691	2)	8,038	8,037	8,026		—	—
ST-Ericsson	-1,395		-2,658	-3,223	-11,734	3)	—	—

Subtotal Sony Ericsson and ST-Ericsson	6,296		5,380	4,814	-3,708		—	—

Total	9,087		11,165	14,261	10,458		2,106	4,571

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2
Networks	6%	5%	5%	8%	6%	5%
Global Services	6%	6%	8%	6%	3%	6%
Of which Professional Services	13%	13%	14%	15%	13%	14%
Of which Network Rollout	-11%	-11%	-6%	-11%	-16%	-9%
Support Solutions	-1%	12%	14%	8%	-1%	-12%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	7%	7%	4%	4%

As percentage of net sales, Year to date	2012				2013
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	6%	5%	5%	6%	6%	5%
Global Services	6%	6%	6%	6%	3%	5%
Of which Professional Services	13%	13%	13%	14%	13%	13%
Of which Network Rollout	-11%	-11%	-9%	-10%	-16%	-12%
Support Solutions	-1%	6%	9%	9%	-1%	-7%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	5%	6%	6%	4%	4%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 billion in Q1 2012
3)	Negatively impacted by a non-cash charge related to ST-Ericsson of SEK -8.0 billion in Q4 2012

Ericsson Second Quarter Report 2013	27

NET SALES BY REGION BY QUARTER

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
North America	12,775	12,987	14,037	16,950	15,773	15,341
Latin America	4,822	5,243	5,424	6,517	4,374	5,565
Northern Europe & Central Asia 1) 2)	2,292	3,358	2,697	2,998	2,283	2,708
Western & Central Europe 2)	4,306	4,094	3,630	5,448	4,349	4,522
Mediterranean 2)	4,620	6,214	5,401	7,064	5,271	6,159
Middle East	3,157	3,701	3,637	5,061	3,160	3,978
Sub Saharan Africa	2,200	2,791	2,800	3,558	2,131	2,653
India	1,421	1,700	1,737	1,602	1,606	1,279
North East Asia	9,154	8,423	8,373	10,246	6,054	6,642
South East Asia & Oceania	3,374	3,674	3,505	4,515	4,129	3,758
Other 1) 2)	2,853	3,134	3,309	2,977	2,902	2,726

Total	50,974	55,319	54,550	66,936	52,032	55,331

1) Of which Sweden	834	1,282	1,649	1,268	1,020	1,276
2) Of which EU	9,502	11,201	10,604	12,923	9,782	10,816

	2012				2013
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	14%	2%	8%	21%	-7%	-3%
Latin America	-31%	9%	3%	20%	-33%	27%
Northern Europe & Central Asia 1) 2)	-39%	47%	-20%	11%	-24%	19%
Western & Central Europe 2)	-18%	-5%	-11%	50%	-20%	4%
Mediterranean 2)	-44%	35%	-13%	31%	-25%	17%
Middle East	-39%	17%	-2%	39%	-38%	26%
Sub Saharan Africa	-32%	27%	0%	27%	-40%	24%
India	-7%	20%	2%	-8%	0%	-20%
North East Asia	-16%	-8%	-1%	22%	-41%	10%
South East Asia & Oceania	-16%	9%	-5%	29%	-9%	-9%
Other 1) 2)	-14%	10%	6%	-10%	-3%	-6%

Total	-20%	9%	-1%	23%	-22%	6%

1) Of which Sweden	-8%	54%	29%	-23%	-20%	25%
2) Of which EU	-29%	18%	-5%	22%	-24%	11%

	2012				2013
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	-3%	5%	16%	51%	23%	18%
Latin America	20%	6%	-10%	-7%	-9%	6%
Northern Europe & Central Asia 1) 2)	-32%	-26%	-24%	-21%	0%	-19%
Western & Central Europe 2)	-10%	-6%	-21%	3%	1%	10%
Mediterranean 2)	-4%	12%	3%	-14%	14%	-1%
Middle East	3%	4%	0%	-3%	0%	7%
Sub Saharan Africa	-1%	26%	11%	11%	-3%	-5%
India	-55%	-39%	-24%	5%	13%	-25%
North East Asia	6%	-7%	-13%	-6%	-34%	-21%
South East Asia & Oceania	9%	21%	-6%	13%	22%	2%
Other 1) 2)	9%	27%	49%	-10%	2%	-13%

Total	-4%	1%	-2%	5%	2%	0%

1) Of which Sweden	-10%	16%	75%	40%	22%	0%
2) Of which EU	-5%	9%	4%	-4%	3%	-3%

Ericsson Second Quarter Report 2013	28

NET SALES BY REGION BY QUARTER (continued)

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	12,775	25,762	39,799	56,749	15,773	31,114
Latin America	4,822	10,065	15,489	22,006	4,374	9,939
Northern Europe & Central Asia 1) 2)	2,292	5,650	8,347	11,345	2,283	4,991
Western & Central Europe 2)	4,306	8,400	12,030	17,478	4,349	8,871
Mediterranean 2)	4,620	10,834	16,235	23,299	5,271	11,430
Middle East	3,157	6,858	10,495	15,556	3,160	7,138
Sub Saharan Africa	2,200	4,991	7,791	11,349	2,131	4,784
India	1,421	3,121	4,858	6,460	1,606	2,885
North East Asia	9,154	17,577	25,950	36,196	6,054	12,696
South East Asia & Oceania	3,374	7,048	10,553	15,068	4,129	7,887
Other 1) 2)	2,853	5,987	9,296	12,273	2,902	5,628

Total	50,974	106,293	160,843	227,779	52,032	107,363

1) Of which Sweden	834	2,116	3,765	5,033	1,020	2,296
2) Of which EU	9,502	20,703	31,307	44,230	9,782	20,598

Year to date,	2012				2013
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	-3%	1%	6%	16%	23%	21%
Latin America	20%	13%	4%	0%	-9%	-1%
Northern Europe & Central Asia 1) 2)	-32%	-29%	-27%	-25%	0%	-12%
Western & Central Europe 2)	-10%	-8%	-13%	-8%	1%	6%
Mediterranean 2)	-4%	5%	4%	-2%	14%	6%
Middle East	3%	4%	2%	1%	0%	4%
Sub Saharan Africa	-1%	13%	12%	12%	-3%	-4%
India	-55%	-48%	-41%	-34%	13%	-8%
North East Asia	6%	0%	-5%	-5%	-34%	-28%
South East Asia & Oceania	9%	15%	7%	9%	22%	12%
Other1) 2)	9%	18%	27%	15%	2%	-6%

Total	-4%	-1%	-1%	0%	2%	1%

1) Of which Sweden	-10%	4%	27%	30%	22%	9%
2) Of which EU	-5%	2%	3%	1%	3%	-1%

TOP 5 COUNTRIES IN SALES

	Q2		Jan - Jun
Country	2012	2013	2012	2013
UNITED STATES	23%	27%	24%	28%
JAPAN	7%	7%	8%	7%
CHINA	6%	4%	5%	4%
ITALY	4%	3%	4%	3%
BRAZIL	4%	3%	4%	3%

Ericsson Second Quarter Report 2013	29

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50.

IPX was divested Q3 2012. For the first nine months of 2012, IPX was included in Support Solutions and region Other.

	Q2 2013, SEK million				Jan - Jun 2013, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	7,421	7,431	489	15,341	16,599	13,540	975	31,114
Latin America	2,984	2,298	283	5,565	4,987	4,315	637	9,939
Northern Europe & Central Asia	1,621	1,028	59	2,708	2,886	1,982	123	4,991
Western & Central Europe	1,951	2,434	137	4,522	3,842	4,775	254	8,871
Mediterranean	2,923	3,072	164	6,159	5,365	5,760	305	11,430
Middle East	1,816	1,991	171	3,978	3,233	3,463	442	7,138
Sub Saharan Africa	1,248	1,135	270	2,653	2,348	1,957	479	4,784
India	484	719	76	1,279	1,342	1,346	197	2,885
North East Asia	3,778	2,806	58	6,642	7,155	5,396	145	12,696
South East Asia & Oceania	2,016	1,632	110	3,758	4,616	3,053	218	7,887
Other	1,900	305	521	2,726	3,902	716	1,010	5,628

Total	28,142	24,851	2,338	55,331	56,275	46,303	4,785	107,363
Share of Total	51%	45%	4%	100%	52%	43%	5%	100%

	Q2 2013
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	-19%	22%	1%	-3%
Latin America	49%	14%	-20%	27%
Northern Europe & Central Asia	28%	8%	-8%	19%
Western & Central Europe	3%	4%	17%	4%
Mediterranean	20%	14%	16%	17%
Middle East	28%	35%	-37%	26%
Sub Saharan Africa	13%	38%	29%	24%
India	-44%	15%	-37%	-20%
North East Asia	12%	8%	-33%	10%
South East Asia & Oceania	-22%	15%	2%	-9%
Other	-5%	-26%	7%	-6%

Total	0%	16%	-4%	6%

	Q2 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	21%	21%	-33%	18%
Latin America	30%	-8%	-36%	6%
Northern Europe & Central Asia	-21%	-15%	-35%	-19%
Western & Central Europe	45%	-6%	-19%	10%
Mediterranean	7%	-7%	-3%	-1%
Middle East	16%	11%	-50%	7%
Sub Saharan Africa	-20%	21%	-9%	-5%
India	-48%	11%	-36%	-25%
North East Asia	-27%	-10%	-58%	-21%
South East Asia & Oceania	7%	-1%	-21%	2%
Other	-10%	69%	-38%	-13%

Total	1%	3%	-33%	0%

	Jan - Jun 2013
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	22%	25%	-26%	21%
Latin America	14%	-14%	-6%	-1%
Northern Europe & Central Asia	-11%	-11%	-28%	-12%
Western & Central Europe	33%	-7%	-30%	6%
Mediterranean	13%	0%	-10%	6%
Middle East	12%	0%	-17%	4%
Sub Saharan Africa	-17%	13%	7%	-4%
India	-16%	6%	-23%	-8%
North East Asia	-37%	-8%	-44%	-28%
South East Asia & Oceania	25%	0%	-21%	12%
Other	3%	118%	-46%	-6%

Total	2%	4%	-26%	1%

Ericsson Second Quarter Report 2013	30

PROVISIONS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Opening balance	6,265	5,930	5,318	5,243	8,638	9,499
Additions	1,003	616	810	4,582	1,915	1,215
Utilization/Cash out	-980	-850	-664	-981	-758	-2,365
Of which restructuring	-401	-342	-160	-267	-324	-1,001
Reversal of excess amounts	-370	-453	-95	-155	-209	-586
Reclassification, translation difference and other	12	75	-126	-51	-87	-47

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Opening balance	6,265	6,265	6,265	6,265	8,638	8,638
Additions	1,003	1,619	2,429	7,011	1,915	3,130
Utilization/Cash out	-980	-1,830	-2,494	-3,475	-758	-3,123
Of which restructuring	-401	-743	-903	-1,170	-324	-1,325
Reversal of excess amounts	-370	-823	-918	-1,073	-209	-795
Reclassification, translation difference and other	12	87	-39	-90	-87	-134

Closing balance	5,930	5,318	5,243	8,638	9,499	7,716

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Additions
Property, plant and equipment	1,648	994	1,461	1,326	1,196	1,278
Capitalized development expenses	251	525	435	430	282	214
IPR, brands and other intangible assets	5,570	992	341	409	196	22

Total	7,469	2,511	2,237	2,165	1,674	1,514

Depreciation, amortization and impairment losses
Property, plant and equipment	914	982	1,035	1,081	1,008	983
Capitalized development expenses	245	259	265	555	303	342
IPR, brands and other intangible assets, etc.	1,156	1,160	1,094	1,143	1,100	1,111

Total	2,315	2,401	2,394	2,779	2,411	2,436

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net income	8,804	1,205	2,184	-6,255	1,204	1,516
Net income reconciled to cash	4,269	3,148	4,684	6,914	1,598	3,483
Cash flow from operating activities	731	-1,364	6,973	15,691	-2,970	4,291
Cash conversion	17.1%	-43.3%	148.9%	226.9%	-185.9%	123.2%

NET CASH, END OF PERIOD

	Dec 31	Mar 31	Jun 30
SEK million	2012	2013	2013
Cash and cash equivalents	44,682	37,444	38,479
+ Short term investments	32,026	34,641	26,335
- Borrowings, non-current	23,898	23,638	22,471
- Borrowings, current	4,769	5,084	4,018
- Post employment benefits	9,503	11,132	10,907
Net cash, end of period	38,538	32,231	27,418

Ericsson Second Quarter Report 2013	31

OTHER INFORMATION

	Apr - Jun		Jan - Jun		Jan - Dec
	2012	2013	2012	2013	2012
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	90	80	90	80	85
Number of shares outstanding, basic, end of period (million)	3,215	3,225	3,215	3,225	3,220
Numbers of shares outstanding, diluted, end of period (million)	3,245	3,257	3,245	3,257	3,251
Average number of treasury shares (million)	69	81	65	82	76
Average number of shares outstanding, basic (million)	3,215	3,224	3,213	3,223	3,216
Average number of shares outstanding, diluted (million) 1)	3,245	3,256	3,243	3,255	3,247
Earnings per share, basic (SEK)	0.35	0.46	3.13	0.83	1.80
Earnings per share, diluted (SEK) 1)	0.34	0.45	3.10	0.82	1.78

Ratios
Days sales outstanding	—	—	111	103	86
Inventory turnover days	80	73	84	73	73
Payable days	57	50	63	55	57
Equity ratio (%)	—	—	52.5%	51.2%	50.4%
Capital turnover (times)	1.2	1.3	1.1	1.2	1.3
Payment readiness, end of period	—	—	72,727	74,246	84,951
Payment readiness, as percentage of sales	—	—	34.2%	34.6%	37.3%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	8.87	8.56	8.70
- closing rate	—	—	8.77	8.79	8.58
SEK/USD - average rate	—	—	6.82	6.53	6.73
- closing rate	—	—	6.96	6.73	6.51

Other
Regional inventory, end of period,	22,266	20,284	22,266	20,284	19,353
Export sales from Sweden	25,794	23,555	52,988	49,709	106,997

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

NUMBER OF EMPLOYEES

	2012				2013
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
North America	16,281	15,872	15,486	15,501	15,404	15,047
Latin America	11,538	11,176	10,920	11,219	11,153	11,412
Northern Europe & Central Asia 1)	21,341	21,457	21,334	21,211	21,043	21,148
Western & Central Europe	10,900	10,837	11,897	11,257	11,118	11,235
Mediterranean	11,858	11,986	12,321	12,205	12,015	12,405
Middle East	4,361	4,231	4,065	3,992	3,951	3,951
Sub Saharan Africa	2,317	2,277	1,669	2,014	1,967	2,101
India	12,567	12,644	13,269	14,303	14,588	16,183
North East Asia	13,016	13,233	13,853	14,157	14,088	14,059
South East Asia & Oceania	4,372	4,382	4,400	4,396	4,321	4,264

Total	108,551	108,095	109,214	110,255	109,648	111,805

1) Of which Sweden	17,767	17,890	17,768	17,712	17,550	17,264

Ericsson Second Quarter Report 2013	32

RESTRUCTURING CHARGES BY FUNCTION

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	-496	-389	-455	-885	-698	-707
Research and development expenses	-19	-107	-33	-693	-552	-117
Selling and administrative expenses	-54	-98	-82	-136	-589	-110

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934
Share in ST-Ericsson charges	-30	-190	-46	-46	—	—

Total	-599	-784	-616	-1,760	-1,839	-934

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Cost of sales	-496	-885	-1,340	-2,225	-698	-1,405
Research and development expenses	-19	-126	-159	-852	-552	-669
Selling and administrative expenses	-54	-152	-234	-370	-589	-699

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773
Share in ST-Ericsson charges	-30	-220	-266	-312	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773

RESTRUCTURING CHARGES BY SEGMENT

	2012				2013
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-87	-167	-94	-905	-1,251	-316
Global Services	-473	-415	-441	-601	-385	-586
Of which Professional Services	-358	-302	-305	-371	-270	-389
Of which Network Rollout	-115	-113	-136	-230	-115	-197
Support Solutions	-9	-12	-29	-196	-111	-34
Unallocated	—	—	-6	-12	-92	2

Subtotal Ericsson excluding ST-Ericsson	-569	-594	-570	-1,714	-1,839	-934
ST-Ericsson	-30	-190	-46	-46	—	—

Total	-599	-784	-616	-1,760	-1,839	-934

	2012				2013
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	-87	-254	-348	-1,253	-1,251	-1,567
Global Services	-473	-888	-1,329	-1,930	-385	-971
Of which Professional Services	-358	-660	-965	-1,336	-270	-659
Of which Network Rollout	-115	-228	-364	-594	-115	-312
Support Solutions	-9	-21	-50	-246	-111	-145
Unallocated	—	—	-6	-18	-92	-90

Subtotal Ericsson excluding ST-Ericsson	-569	-1,163	-1,733	-3,447	-1,839	-2,773
ST-Ericsson	-30	-220	-266	-312	—	—

Total	-599	-1,383	-1,999	-3,759	-1,839	-2,773

Ericsson Second Quarter Report 2013	33